Exhibit 16.1

June 28, 2018 U.S. Securities and Exchange Commission Office of the Chief Accountant 100 F Street NE Washington, DC 20549

Subject:	Resignation as the Independent Registered Public Accountant of USA Equities Corp. (SEC # 0-27454; CIK# 856984)

To Whom It May Concern:

We hereby confirm that we resign as the independent registered public accountant of USA Equities Corp. (the Company) (SEC # 0-27454; CIK# 856984) on June 28, 2018, effective immediately. As the predecessor auditors of the Company, we hereby confirm that we are not aware of any issue which is unresolved to our satisfaction, relating to any matter of accounting principles or practices, financial statement disclosure, auditing scope or procedure, or compliance with applicable rules of the Commission which, if not resolved to our satisfaction, would have caused us to make reference to them in our reports on the subject matter of the issue.

We also confirm that other than an explanatory paragraph included in our audit report for the Company’s fiscal years ended December 31, 2015 and 2014 relating to the uncertainty of the Company’s ability to continue as a going concern, our audit reports on the Company’s financial statements for the fiscal years ended December 31, 2015 and 2014 did not contain an adverse opinion or disclaimer of opinion, and such reports were not qualified or modified as to uncertainty, audit scope, or accounting principle.

We did not perform any audit procedures since April 2016. The procedure we performed as of the date of this letter is limited to inquiries with management and noted no significant events that caused us to change our opinion on the latest report issued on April 14, 2016.

If there are any questions, please call us at 713-968-1600.

Sincerely,

McConnell & Jones LLP

CC:	Troy Grogan, CEO and Chairman USA Equities Corp. 3801 PGA BLVD Suite 102 Palm Beach Gardens, Florida 33401